Impakt Launches a Virtual World of Fitness with AI Coaches

NEWS PROVIDED BY

Impakt Inc. →
Jan 04, 2023, 11:07 ET

LAS VEGAS, Jan. 4, 2023 /PRNewswire/ -- vSports by Impakt, a global leader in body tracking and body analysis computer vision software, has launched a virtual world of fitness with AI coaches. Impakt's advanced motion-tracking software allows avatars to mirror human movements in virtual worlds and simultaneously analyze exercises performed in real-time through a webcam or smartphone.

Continue Reading

⌄



vSports Platform Intro Video



vSports Demo Play



vSports Cover Card

As remote work and at-home learning continue to trend, Impakt's revolutionary world of vSports (virtual sports) facilitates a new experience in fitness that is both fun and social from the convenience of home. Members are provided with building tools and an SDK to build various worlds for other members to experience. Web-based experiences can be experienced at https://vsports.me/

Along with the launch of this virtual world, Impakt is also excited to announce the solicitation* of their pre-seed equity round under SEC regulations which is open to all accredited investors at: www.wefunder.com/vsports

... is currently testing the waters to gauge investor interest in an offering under

... received until Form C is filed and only through Wefunder's platform. Any indication of interest

involves no ... commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education



Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.